UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Seaspan Corporation

(Name of Issuer)

Common Shares, par value $0.01

(Title of Class of Securities)

Y75638109

(CUSIP Number)

Graham Porter

c/o Tiger Container Shipping Company Limited

Walker House

85 Mary Street

George Town, Grand Cayman

Cayman Islands

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 12, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. Y75638109	Page 2 of 12 Pages

1	Name of Reporting Person TIGER CONTAINER SHIPPING COMPANY LIMITED I.R.S. Identification No. of Above Person (Entities Only) N/A
2	Check the appropriate box if a member of a group (a): ☐ (b): ☒
3	SEC use only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 3,744,460
8 Shared Voting Power 0
9 Sole Dispositive Power 3,744,460
10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by each Reporting Person 3,744,460
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 5.5%
14	Type of Reporting Person CO

13D

CUSIP No. Y75638109	Page 3 of 12 Pages

1	Name of Reporting Person GRAHAM PORTER I.R.S. Identification No. of Above Person (Entities Only) N/A
2	Check the appropriate box if a member of a group (a): ☐ (b): ☒
3	SEC use only
4	Source of Funds AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Canada and United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 3,981,553
8 Shared Voting Power 0
9 Sole Dispositive Power 3,981,553
10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by each Reporting Person 3,981,553
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 5.9%*
14	Type of Reporting Person IN

*	Graham Porter is the sole owner of Tiger Container Shipping Company Limited, or Tiger, and may be deemed to have beneficial ownership of the 3,744,460 common shares of the Issuer held by Tiger. The number of common shares of the Issuer shown for Mr. Porter also includes 237,093 common shares owned by Jenstar Ltd., an entity formed in the Cayman Islands that is owned entirely by Graham Porter. Jenstar Ltd. is not a reporting person on this Form as it beneficially owns fewer than 5% of the outstanding common shares of the Issuer.

Explanatory Note

This Amendment No. 2 (the “Amendment”) to the Schedule 13D filed with the Securities and Exchange Commission on August 12, 2005 (the “Schedule 13D”) is being filed on behalf of the undersigned Reporting Persons to amend the Schedule 13D as set forth below.

Item 1. Security and Issuer.

Item 1 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

This statement on Schedule 13D (this “Schedule 13D”) relates to the class A common shares (the “Common Shares”) of the Seaspan Corporation, a Marshall Islands company (the “Issuer”). The principal executive offices of the Issuer are located at Unit 2, 7th Floor, Bupa Center, 141 Connaught Road West, Hong Kong, China. The total number of Common Shares reported as beneficially owned in this Schedule 13D is as follows:

•	3,744,460 Common Shares owned by Tiger Container Shipping Company Limited (“Tiger”), which constitutes approximately 5.5% of the total number of Common Shares outstanding; and

•

3,981,553 Common Shares owned by Graham Porter (“Mr. Porter”) through his ownership of Tiger and Jenstar Ltd. (“Jenstar”), which constitutes 5.9% of the total number of Common Shares outstanding. Jenstar is not a reporting person on this Form as it beneficially owns less than 5% of the outstanding common shares of the Issuer.

The beneficial ownership reported in this Schedule 13D assumes that as of the date of this filing there were 67,998,160 Common Shares outstanding, based on information provided by the Issuer. As used herein, references to the “Reporting Persons” refer to Tiger and Mr. Porter collectively.

Item 2. Identity and Background.

Item 2 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

(a) This Schedule 13D is being filed by the Reporting Persons.

(b) The address of the principal business office of the Reporting Persons is:

Walker House

85 Mary Street

George Town

Grand Cayman

Cayman Islands

(Page 4 of 12 Pages)

(c) Tiger is an investment holding company. Tiger is indirectly wholly-owned by Mr. Porter. Mr. Porter is a managing director, deputy chairman and director of Seaspan Management Services Limited, or SMSL, the manager of the Issuer, where he plays a role in the services provided to the Issuer. Mr. Porter also serves as a director and officer of Seaspan Advisory Services Limited, a subsidiary of SMSL.

(d)-(e) Neither the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, the executive officers or directors of Tiger has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Tiger is a Cayman Islands exempted company, and Mr. Porter is a resident solely of Hong Kong and a citizen of the United Kingdom and Canada.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

Subscription Agreement. Pursuant to that certain Subscription Agreement, dated as of August 8, 2005, among the Issuer, Tiger, Dennis R. Washington, The Kevin Lee Washington Trust II and 0731455 B.C. Ltd. (the “Subscription Agreement”), the Issuer agreed to sell and the parties to the Subscription Agreement agreed to purchase all of the Issuer’s Class B Shares, with Tiger agreeing to purchase an aggregate of 2,381,429 of the Issuer’s Class B Shares. On August 12, 2005 Tiger acquired 2,381,429 Class B Shares (the “Class B Acquisition”). Tiger paid the Issuer approximately $50 million in cash at the Closing. The purchase price for the Acquisition was calculated based upon the price for the shares at the initial public offering. All of the Class B Shares of the Issuer have converted into Common Shares.

Tiger funded the Class B Acquisition with funds of Tiger. As the owner of Tiger, Mr. Porter is deemed to beneficially own the Common Shares owners by Tiger.

Preferred Share Purchase Agreement. On January 22, 2009, the Issuer entered into a preferred stock purchase agreement (the “Preferred Share Purchase Agreement”) to issue and sell shares of 12% Cumulative Preferred Shares – Series A, par value $0.01 per share (the “Preferred Shares”), to Tiger and certain other named investors (collectively with Tiger, the “Investors”), for $200 million (the “Preferred Share Acquisition”). Under the Preferred Share Purchase Agreement, the Preferred Shares are to be issued in two equal tranches of $100 million. The first tranche closed on January 30, 2009 (the “First Preferred Share Closing”). The second tranche of $100 million aggregate amount of the Preferred Shares closed on October 1, 2009 (the “Second Preferred Share Closing”). Tiger purchased $10 million of the Preferred Shares on January 30, 2009 and another $10 million of Preferred Shares on the date of the Second Preferred Share Closing. The various contracts and arrangements entered into in connection with the Preferred Share Acquisition are described in Item 6 Below.

(Page 5 of 12 Pages)

Tiger funded the purchase of the Preferred Shares with funds of Tiger. As the owner of Tiger, Mr. Porter is deemed to beneficially own the Preferred Shares owners by Tiger.

Open Market Acquisitions. The Reporting Persons also purchase Common Shares on the open market (“Open Market Acquisitions”). Open market purchases made by Tiger are funded with funds of Tiger and open market purchases made by Mr. Porter through Jenstar are funded with funds of Jenstar.

“DRIP” Acquisitions. Tiger is also enrolled in the Issuer’s dividend reinvestment plan (the “DRIP”) and currently elects to reinvest a portion of the dividends received in respect of the Common Shares owned by it in additional Common Shares (“DRIP Acquisitions”).

The Class B Acquisition, the Preferred Share Acquisition, the Open Market Acquisitions and the DRIP Acquisitions are referred to collectively herein as the “Acquisitions.”

Item 4. Purpose of Transaction.

Item 4 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

The Reporting Persons entered into the Acquisitions for investment purposes. The following describes plans or proposals, including those in connection with the Acquisitions that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a) Pursuant to a Registration Rights Agreement between, inter alia, the Issuer and Tiger, the Issuer has granted Tiger, its affiliates and certain of its transferees, the right, under certain circumstances and subject to certain restrictions, to require the Issuer to register on a shelf registration statement under the Securities Act of 1933, as amended (the “Securities Act”) and applicable state securities laws, resales of Common Shares held by it.

Pursuant to a registration rights agreement between, the Issuer and the Investors in respect of the Preferred Shares and the underlying Common Shares (the “Preferred Share Registration Rights Agreement”), the Issuer has granted Tiger, its affiliates and certain of its transferees, the right, under certain circumstances and subject to certain restrictions, to require the Issuer to register on a registration statement under the Securities Act and applicable state securities laws, resales of Common Shares held by it upon the conversion of the Preferred Shares.

The Reporting Persons have acquired, and may in the future determine to acquire, Common Shares in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise from time to time, which shares are acquired and held for investment purposes.

Tiger is also enrolled in the Issuer’s DRIP and currently elects to reinvest a portion of the dividends received in respect of the Common Shares owned by it in additional Common Shares. For more information, please see Section (c) of Item 5. Common Shares purchased through participation in the DRIP are acquired and held for investment purposes.

(Page 6 of 12 Pages)

(b) None.

(c) None.

(d) Pursuant to the statement of designation creating the Preferred Shares and establishing the designations, preferences and other rights of the Preferred Shares (the “Statement of Designation”), the holders of the Preferred Shares, voting as a single class received the rights to elect either one or two additional members of the board of directors of the Issuer (the “Board”) (the “Preferred Share Directors”), at least one of whom shall satisfy the “independence” requirements of the New York Stock Exchange and the Securities and Exchange Commission (the “SEC”) and at least one of whom shall be a non-United States citizen or resident for purposes of satisfying the definition of “foreign private issuer” as defined in Rule 405 of the Securities Act. On July 25, 2009, George H. Juetten was appointed by the holders of the Preferred Shares to the Board of Directors of the Issuer. Currently, the Board consists of seven members. If the holders of the Preferred Shares choose to elect an additional Preferred Share Director, the number of members of the Board shall be increased correspondingly. The Statement of Designation and the preferences and other rights of the Preferred Shares are described more fully in Item 6 below.

(e) None.

(f) None.

(g) The Statement of Designation, which was filed with the Registrar of Corporations of the Republic of the Marshall Islands on January 29, 2009 in connection with the Preferred Share Acquisition acts as an amendment of the articles of incorporation of the Issuer under the laws of the Republic of the Marshall Islands (the “RMI”).

The Statement of Designation grants the holders of the Preferred Shares the power to vote as a single class to approve certain major corporate changes, including any merger, consolidation, asset sale or other disposition of all or substantially all of the Issuer’s assets. The holders of the Preferred Shares could exercise this power to block a change of the Issuer.

(h) None.

(i) None.

(Page 7 of 12 Pages)

(j) Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of this Item 4. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Shares reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as it deems relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

(a)-(b) Tiger is the beneficial owner of, and has the sole power to vote and dispose of 3,744,460 Common Shares, representing 5.5% of the Common Shares.

Mr. Porter is the beneficial owner of, and has the sole power to vote and dispose of 3,981,553 Common Shares, representing 5.9% of the Common Shares. This includes 3,744,460 Common Shares owned by Tiger and an additional 237,093 Common Shares owned by Jenstar.

(c) On January 4, 2010, Jenstar acquired 10,400 Common Shares on the open market at a purchase price of approximately $9.44 per share. On February 12, 2010, Tiger acquired 28,963.585 Common Shares through participation in the DRIP at a purchase price of approximately $9.91 per share. Except as reported in this Item 5, the Reporting Persons did not acquire or dispose of any Common Shares in the 60 days preceding the date of this Schedule 13D. Shares acquired through the DRIP were acquired directly from the Issuer. The Issuer filed a registration statement on Form F-3D (the Form “F-3D”) covering the sale of Common Shares under the DRIP with the SEC on May 30, 2008). The Form F-3D contains more information on the administration of the DRIP.

(d) None.

(e) Not applicable.

(Page 8 of 12 Pages)

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

Preferred Share Purchase Agreement. On January 22, 2009, in connection with the Preferred Share Acquisition, the Issuer entered into the Preferred Share Purchase Agreement (as such terms are defined in Item 3 above). Under the Preferred Share Purchase Agreement, the Preferred Shares were to be issued in two equal tranches of $100 million. The first tranche closed on January 30, 2009. The second tranche closed on October 1, 2009. Tiger purchased $10 million of the Preferred Shares on January 30, 2009 and an additional $10 million of Preferred Shares on October 1, 2009.

Statement of Designation. In connection with the Preferred Share Closing of the transactions contemplated by the Preferred Share Purchase Agreement, on January 29, 2009, the Issuer filed the Statement of Designation with the Registrar of Corporations of the RMI. The Statement of Designation sets the initial liquidation preference of the Preferred Shares at $1,000 per share, subject to adjustment. No dividend will be payable in respect of the Preferred Shares for the initial five-year period. Instead, the liquidation preference of the Preferred Shares will increase at a rate of 12% per annum until January 31, 2014, compounded quarterly. The Preferred Shares will automatically convert into Common Shares at a conversion price of $15.00 at any time on or after January 31, 2014 if the average closing price of the trailing 30-trading days of the Common Shares is equal to or greater than $15.00. If at any time on or after January 31, 2014 the average closing price over the trailing 30 trading days of the Common Shares is less than $15.00, the Issuer has the option to convert the Preferred Shares at a conversion price of $15.00 and pay the Investors 115% of the difference between the conversion price and the average closing price of the trailing 30 trading days of the Common Shares, payable in cash or Common Shares at the Issuer’s option. If on January 31, 2014 the Preferred Shares have not converted to Common Shares, the liquidation preference of the Preferred Shares will increase to a rate of 15% per annum, compounded quarterly, payable in cash or by continuing to increase the liquidation value of the Preferred Shares at the holder’s option.

Upon any liquidation or dissolution of the Issuer, holders of the Preferred Shares will generally be entitled to receive the cash value of the liquidation preference of the Preferred Shares after satisfaction of all liabilities to the Issuer’s creditors but before any distribution is made to or set aside for the holders of junior stock, including the Common Shares.

In general, the holders of the Preferred Shares will be entitled to vote together with the holders of the Common Shares on an as-converted basis on any matter submitted for a vote of Common Shares. In addition, the holders of the Preferred Shares, voting as a separate class, will have the right to approve any future issuance of senior or parity stock (except that the Issuer may freely issue additional Preferred Shares up to an aggregate amount of $115 million), any redemption of the Issuer’s capital stock, any amendment of the Issuer’s articles of incorporation, bylaws or the Statement of Designation or any share exchange, reclassification, merger, consolidation, liquidation, dissolution, asset sale or other disposition of all or substantially all of the assets of the Issuer. In addition, subject to certain exceptions, the holders of the Preferred Shares have pre-emptive rights to prevent dilution and the right to elect up to two members of the Issuer’s board of directors.

Preferred Share Registration Rights Agreement. In addition, on January 30, 2009, as contemplated by the Preferred Share Purchase Agreement, the Issuer and the Investors entered into the Preferred Share Registration Rights Agreement, pursuant to which, in certain

(Page 9 of 12 Pages)

circumstances, the Holders of the Preferred Shares can demand that the Issuer file a registration statement covering the potential sale of the Common Shares that are issuable upon the conversion of the Preferred Shares unless the sum of the common shares held by such holder as a result of the conversion can be sold in a single transaction under Rule 144 of the Securities Act. These holders also have certain piggyback registration rights allowing them to participate in offerings by the Issuer to the extent that their participation does not interfere with or impede such offering. Under the Preferred Share Registration Rights Agreement, the Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts or commissions.

Amendment to the Rights Agreement. Pursuant to the Preferred Share Purchase Agreement, on January 30, 2009, the Issuer entered into an amendment to its shareholders rights agreement (the “Amendment to the Rights Agreement”) in order to exempt from the shareholders rights agreement the Investors as to the transactions contemplated by the Preferred Share Purchase Agreement and any conversion of the Preferred Shares into Common Shares. The Amendment to the Rights Agreement was executed by the Issuer and the American Stock Transfer & Trust Company, LLC as rights agent.

The descriptions of the Statement of Designation, the Preferred Share Purchase Agreement, the Amendment to the Rights Agreement and the Preferred Share Registration Rights Agreement are qualified in their entirety by reference to the agreements themselves, which have been filed with the SEC as Exhibits 3.1, 10.1, 10.2 and 10.3, respectively, to the report of the Issuer on Form 6-K filed on February 2, 2009 and are incorporated herein by reference.

Item 7. Material to be filed as Exhibits.

The Statement of Designation, the Preferred Share Purchase Agreement, the Amendment to the Rights Agreement and the Registration Rights Agreement, referenced in Items 3, 4 and 6 above, are incorporated by reference herein and have been filed as Exhibits 3.1, 10.1, 10.2 and 10.3, respectively, to the report of the Issuer on Form 6-K filed on February 2, 2009.

(Page 10 of 12 Pages)

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: March 12, 2010

TIGER CONTAINER SHIPPING COMPANY LIMITED

By:	/s/ Graham Porter
Name:	Graham Porter
Title:	Authorized Person

/s/ Graham Porter
Name: Graham Porter

EXHIBIT A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

1.	Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

2.	Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: March 12, 2010

TIGER CONTAINER SHIPPING COMPANY LIMITED

By:	/s/ Graham Porter
Name:	Graham Porter
Title:	Authorized Person

/s/ Graham Porter
Name: Graham Porter